ORION FINANCIAL GROUP, INC.

1739 Creekstone Circle

San Jose, CA 95133

May 9, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Orion Financial Group, Inc.

Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed April 25, 2013

File No. 333-185146

Dear Sir/Madam:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Orion Financial Group, Inc., a Wyoming corporation (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 P.M. on Monday, May 13, 2013, or as soon as practicable thereafter.

The Company acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Orion Financial Group, Inc.

By: /s/ Ken Green
Ken Green
Chief Executive Officer